EXHIBIT 4
PRESS RELEASE
DENISON PROVIDES UPDATE ON MIDWEST URANIUM PROJECT
February 25, 2008, Denison Mines Corp. (“Denison”) (TSX: DML; AMEX: DNN) is pleased to provide the following information with regard to the Midwest uranium mine project. The partners in the joint venture comprise AREVA Resources Canada Inc. (“Areva”) (69.16%), Denison (25.17%) and OURD (Canada) Co., Ltd. (5.67%). AREVA is the operator of the project.
The Midwest Project, which is located 15 kilometres west of the McClean Lake operation, involves construction of an open pit mine. The pit, as currently designed, will produce an estimated 36 million pounds of U3O8 (about 14,000 tonnes of uranium). Other deposits and extensions located to the north, south and in the basement could be developed once the pit is nearing completion. Ore will be trucked along a dedicated haul road to the McClean Lake mill for processing.
The key aspects of the project are as follows:
•	Development of the Midwest open pit, construction of site facilities, and waste rock management at the Midwest site

•	Increasing the production capacity of the McClean Lake mill to accommodate an increased rate of milling of the Midwest ore

•	Management of waste water generated at Midwest by installing a water treatment plant at Midwest and piping the treated effluent for discharge to Sink Vulture near the McClean Lake mill

•	Construction of a dedicated haul road between the Midwest and McClean sites
Capital costs for the project in 2007 Canadian dollars are estimated to be approximately $435 million consisting of the following: $75 million for the water treatment plant, $115 million for de-watering wells, $100 million for infrastructure, $35 million for mine equipment, $100 million for modification to the mill, and $10 million in miscellaneous capital. Approximately $50 million of these costs are expected to be incurred in 2008 with the balance spent in 2009 and 2010.
The regulatory approval process is underway. The environmental assessment submission was made on October 19, 2007. It is anticipated that a decision on the environmental assessment will be given in the first half of 2009 and approval of the preparatory construction license would be received in the first half of 2009.
Subject to regulatory approvals, the site construction, including the haul road, water treatment and other facilities, is expected to begin in mid-2009. Stripping of the rock over the ore would then commence in early 2010 with ore removal starting by September 2011 and continuing through to 2013. It is expected that ore will be processed at the McClean Lake mill commencing in late 2011 and will produce at a rate of about 8 million pounds of U3O8 per year until fully processed by 2016 or 2017. Decommissioning and reclamation costs are estimated at $55 million. However, a majority of the facilities would be used if other areas on the Midwest lease are developed.
The Midwest deposit has a total of about 41.7 million pounds U3O8 and about 33 million pounds of nickel and 2.5 million pounds of cobalt associated with the uranium. (Reference is made to the “Technical Report on the Midwest Mineral Resource and Mineral Reserve Estimates, Saskatchewan, Canada” dated June 1, 2005, revised on February 14 2006 (the “Report”), prepared by Roscoe Postle Associates (now Scott Wilson RPA) which is available on SEDAR at www.sedar.com). Messrs James Hendry, Richard Routledge and Luke Evans were the Qualified Persons pursuant to National Instrument 43-101 who were responsible for the Report. The economic and technical feasibility of producing the nickel and cobalt is still being developed.

About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The Company also has a strong exploration portfolio with large land positions in the United States, Canada, Mongolia and Zambia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production; the development potential of Denison’s properties, including those of its joint ventures; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities;; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 27, 2007 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the fifteen month period ended December 31, 2006 and other continuous disclosure documents filed since December 31, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

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